Silver Elephant Announces Appointment of
Chief Financial Officer

Vancouver, British Columbia, December 16, 2022 - Silver Elephant Mining Corp. ("Silver Elephant" or the "Company") (TSX:ELEF, OTCQX:SILEF, Frankfurt:1P2N) is pleased to announce the appointment of Andrew Yau, CPA, CGA as its Chief Financial Officer, replacing Zula Kropivnitski, who resigned for personal reasons and will remain as a consultant to the Company. The Company would like to thank Ms. Kropivnitski  for her service.

Mr. Yau is an accomplished financial executive with diverse M&A experience in the mining sector complemented with strong International Financial Reporting Standards (IFRS) and public company compliance knowledge. Mr. Yau previously held senior financial positions with several Toronto Stock Exchange and TSX Venture Exchange listed companies and most recently as Executive Vice President and Chief Financial Officer of Orea Mining Corp.

Mr. Yau, CPA, CGA, holds a Bachelor of Commerce and Business Administration degree from the University of British Columbia and has been in accounting and finance roles with publicly listed companies since 2006.

About Silver Elephant

Silver Elephant Mining Corp. is a premier silver mining and exploration company. It also owns 100% of Mega Thermal Coal Corp. and 39% of Oracle Commodity Holding Corp. ("Oracle"). Oracle has equity investments in nickel and vanadium mining companies.

Further information on Silver Elephant can be found at www.silverelef.com.

SILVER ELEPHANT MINING CORP.

ON BEHALF OF THE BOARD

"John Lee"
Executive Chairman

For more information about Silver Elephant, please contact Investor Relations:

+1.604.569.3661 ext. 101
info@silverelef.com / www.silverelef.com

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.